SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section

12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-102245

Education Funding Capital Trust – I

(Exact name of registrant as specified in its charter)

c/o Fifth Third Bank

MD10AT60

38 Fountain Square Plaza

Cincinnati, Ohio 45263

(513) 534-6690

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2002A1-1

Series 2002A1-2

Series 2002A1-3

Series 2002A1-4

Series 2002A1-5

Series 2002A1-6

Series 2002A1-7

Series 2002A1-8

Series 2002A1-9

Series 2002A1-10

Series 2002A1-11

Series 2002A1-12

Series 2002A1-13

Series 2002B1-1

Series 2002B1-2

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 102

Pursuant to the requirements of the Securities Exchange Act of 1934, Education Funding Capital Trust – I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2004	FIFTH THIRD BANK, not in its individual capacity but solely as Co-Owner Trustee for EDUCATION FUNDING CAPITAL TRUST – I

	By:	/s ANGELA WEIDELL-LABATHE

	Name: Title:	Angela Weidell-LaBathe Assistant Vice President and Senior Trust Officer